EXHIBIT I


                             AMP Shareholders:
                           Stop the AMP Board's
                              Hostile Actions


     AMP's Board of Directors has now deprived you of $900 million. That's the difference between the amount we offered to pay right away for 18% of AMP, and the amount you can receive now that AMP's Board of Directors lowered the pill's trigger threshold to 10% from 20%.

     By tendering 72% of all AMP shares to use by the September 11th initial expiration date, you made it clear that you considered our offer as FRIENDLY to you.

     AMP'S BOARD OF DIRECTORS has made it clear that they are the only ones HOSTILE to you, and that they will stop at nothing to entrench themselves and and management.

                   TELL AMP TO STOP ABUSING YOUR RIGHTS.

TENDER YOUR SHARES SO THAT YOU WILL RECEIVE $44.50 CASH PER SHARE NOW FOR YOUR PROPORTIONAL SHARE OF THOSE TENDERED.

TENDER YOUR SHARES SO THAT THE AMP BOARD AND MANAGEMENT WILL RECEIVE YOUR MESSAGE THAT IT'S TIME FOR THEM TO:

STOP TAKING MONEY OUT OF YOUR POCKET,

STOP ENTRENCHING THEMSELVES AT YOUR EXPENSE,

STOP THEIR HOSTILE "TAKEOVER" OF YOUR COMPANY, AND

START REMOVING THE OBSTACLES TO YOUR RECEIVING WHAT YOU WANT: $44.50 CASH PER SHARE FOR ALL YOUR AMP SHARES.

     Tender your shares to AlliedSignal by October 2nd if you haven't already done so. If you've tendered by guaranteed delivery, you must present your share certificates in order to receive payment. If you've already tendered your share certificates, no further action by you is required in order to receive payment.

     Our intended subsequent offer for the remaining AMP shares will be subject to a number of conditions and, depending on circumstances, could be lower or higher than $44.50 per share.

     If you need assistance or further information, please call our information agent: MORROW & CO., Inc. @ (800) 566-9061.

                                             [LOGO OF ALLIEDSIGNAL]



                CERTAIN INFORMATION CONCERNING PARTICIPANTS

     AlliedSignal Inc. ("AlliedSignal"), PMA Acquisition Corporation ("Acquisition Subsidiary") and certain other persons named below may solicit the consent of shareholders (a) to elect seventeen nominees (the "Nominees") as directors of AMP Incorporated ("AMP") pursuant to a shareholder action by written consent (the "Consent Solicitation") and (b) in favor of the adoption of five proposals to amend the By-laws of AMP. The participants in this solicitation may include the directors of AlliedSignal (Hans W. Becherer, Lawrence A. Bossidy (Chairman of the Board and Chief Executive Officer), Ann M. Fudge, Paul X. Kelley, Robert P. Luciano, Robert
B. Palmer, Russell E. Palmer, Frederic M. Poses (President and Chief Operating Officer), Ivan G. Seidenberg, Andrew C. Sigler, John R. Stafford, Thomas P. Stafford, Robert C. Winters and Henry T. Yang), each of whom is a Nominee; and the following executive officers and employees of
AlliedSignal: Peter M. Kreindler (Senior Vice President, General Counsel and Secretary), Donald J. Redlinger (Senior Vice President - Human Resources and Communications), and Richard F. Wallman (Senior Vice President and Chief Financial Officer), each of whom is a Nominee, and Terrence L. Carlson (Deputy General Counsel) Robert F. Friel (Vice President and Treasurer), John W. Gamble, Jr. (Assistant Treasurer), Mark
E. Greenberg (Vice President, Communications), John L. Stauch (Director, Investor Relations), Robert J. Buckley (Manager, Investor Relations), G. Peter D'Aloia (Vice President, Planning & Development) Mary Elizabeth Pratt (Manager, Investor Relations), and James V. Gelly (Vice President, Finance, Aerospace Marketing, Sales & Service).

     As of the date of this communication, AlliedSignal is the beneficial owner of 100 shares of Common Stock without par value of AMP. Mr. Greenberg is the beneficial owner of 100 shares of Common Stock of AMP. Other than set forth herein, as of the date of this communication, neither AlliedSignal, Acquisition Subsidiary nor any of their respective directors, executive officers or other representatives or employees of AlliedSignal, any Nominees or other persons known to AlliedSignal who may solicit proxies has any security holdings in AMP. AlliedSignal disclaims beneficial ownership of any securities of AMP held by any pension plan or other employee benefits plan of AlliedSignal or by any affiliate of AlliedSignal.

     Although neither Lazard Freres & Co. LLC ("Lazard Freres") nor Goldman, Sachs & Co. ("Goldman Sachs"), the financial advisors to AlliedSignal, admits that it or any of its members, partners, directors, officers, employees or affiliates is a "participant" as defined in Schedule 14A promulgated under the Securities Exchange Act of 1934 by the Securities and Exchange Commission, or that Schedule 14A requires the disclosure of certain information concerning Lazard Freres or Goldman Sachs, Steven J. Golub and Mark T. McMaster (each a Managing Director) and Yasushi Hatakeyama (a Director) of Lazard Freres, and Robert S. Harrison and Wayne
L. Moore (each a Managing Director) and Peter Gross and Peter Labbat (each a Vice President) of Goldman Sachs, may assist AlliedSignal in the solicitation of consents of shareholders. Both Lazard Freres and Goldman Sachs engage in a full range of investment banking, securities trading, market-making and brokerage services for institutional and individual clients. In the normal course of its business Lazard Freres and Goldman Sachs may trade securities of AMP for its own account and the accounts of its customers, and accordingly, may at any time hold a long or short position in such securities. Lazard Freres has informed AlliedSignal that as of August 6, 1998, Lazard Freres held a net long position of approximately 20,861 shares of Common Stock of AMP, and Goldman Sachs has informed AlliedSignal that as of August 7, 1998, Goldman Sachs held a net long position of approximately 800,000 shares of Common Stock of AMP.